Filing by AIM Variable Insurance Funds (Invesco Variable Insurance Funds) pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Companies:
AIM Counselor Series Trust (Invesco Counselor Series Trust)
(SEC File No. 811-09913)
AIM Equity Funds (Invesco Equity Funds)
(SEC File No. 811-01424)
AIM Funds Group (Invesco Funds Group)
(SEC File No. 811-01540)
AIM Growth Series (Invesco Growth Series)
(SEC File No. 811-02699)
AIM Investment Funds (Invesco Investment Funds)
(SEC File No. 811-05426)
AIM Investment Securities Funds (Invesco Investment Securities Funds)
(SEC File No. 811-05686)
AIM Sector Funds (Invesco Sector Funds)
(SEC File No. 811-03826)
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)
(SEC File No. 811-07890)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
(SEC File No. 811-07452)
InFocus
November 10, 2010
Invesco U.S. mutual fund product alignment
On June 1, Invesco completed its acquisition of Morgan Stanley’s retail asset management business, including Van Kampen Investments.
The combination of Invesco and Van Kampen/Morgan Stanley retail expanded the depth and breadth of investment capabilities we offer investors and significantly enhanced our U.S. market presence. The Invesco and Van Kampen/Morgan Stanley retail investment capabilities were highly complementary, which enabled us to provide a more balanced product offering to investors. As a result of the combination, Invesco gained investment talent for a number of investment strategies, including U.S. Value Equity, U.S. Small Cap Growth Equity, Tax-Free Municipals, Bank Loans and others. With this enhanced expertise and a comprehensive range of diverse investment capabilities, we believe Invesco is better positioned than ever to meet the needs of investors across the globe.
As we have communicated publicly, we are reviewing the full Invesco product line and making decisions that will sharpen our offering to investors. A key goal of this effort is to reduce overlap and enhance efficiency across the product line for the benefit of fund shareholders.
As the next step in the process of integrating the combined business, the Invesco Funds Board of Trustees has approved a realignment of our U.S. mutual fund product line, pending shareholder approval. When completed, the proposed realignment will:
•	Ensure a broad product lineup

•	Distinguish and emphasize Invesco’s most compelling investment processes and strategies

•	Reduce overlap in the product lineup to help lower costs

•	Build a solid foundation for further growth to meet client and shareholder needs
As an investment-led organization, Invesco is dedicated to achieving strong, long-term investment performance on behalf of our shareholders and ensuring that our actions are guided by our “clients first” culture. To achieve this, our approach for realigning the funds favors those funds whose investment teams will be managing the fund on a go-forward basis and which have in place the longest tenured track record that is most representative of the team’s investment process.
An important consideration in our realignment efforts was to ensure that fund expenses on the resulting mutual fund product line remain competitive and that we seek ways to continue managing overall expenses for the benefit of shareholders. We are pleased to report that, through the realignment, most shareholders will experience a reduction in the total expense ratio for their funds and, in aggregate, shareholders will receive an estimated $78 million in benefits over the next two years through fee reductions, contractual expense limitations and certain one-

time cost savings*. In those limited instances where management fee expenses are estimated to increase, Invesco will cap expenses on the acquiring fund at the lowest total expense ratio cap of any approved fund in each proposed transaction.
You will find specific details regarding the proposed changes to each fund in the chart below. We anticipate the realignment process will take from 6-9 months to complete as each of the proposed transactions must receive the required regulatory and fund shareholder approvals. Some important milestones in this process include:
•	Fund proxy statement filings (targeting November/December 2010)

•	Proxy statement mailing to fund shareholders (targeting January 2011)

•	Fund shareholder meetings (targeting second quarter 2011)

•	Realignment completed (targeting second quarter 2011)
Invesco U.S. Mutual Fund Product Alignment
Domestic Value Equity — A Share Class

			Prospectus				Prospectus	Pro Forma
			Total Expense				Total Expense	Total Expense
Target Fund	CUSIP	Symbol	Ratio(1)	Acquiring Fund	CUSIP	Symbol	Ratio(1)	Ratio(2)
Invesco Basic Value	00141M747	GTVLX	1.41	Invesco Van Kampen Value Opportunities	00143M398	VVOAX	1.41	1.35
Invesco Fundamental Value	00142J750	FVFAX	1.53	Invesco Van Kampen Growth and Income	00142J362	ACGIX	0.75	0.75
Invesco Large Cap Relative Value	00142J719	IVABX	0.92
Invesco Large Cap Basic Value	001413681	LCBAX	1.66	Invesco Van Kampen Comstock	00143M711	ACSTX	0.89	0.89
Invesco Value	00143M505	VLUAX	1.25
Invesco Value II	00143M885	MPVAX	0.97
Invesco Mid Cap Basic Value	008879397	MDCAX	1.66	Invesco Van Kampen American Value	00143M844	MSAVX	1.32	1.35
Invesco Mid-Cap Value	00142F394	MDFAX	1.52
Invesco Small-Mid Special Value	00142F352	JBJAX	1.46	Invesco Van Kampen Small Cap Value	00143M539	VSCAX	1.27	1.03
Invesco Special Value	00142F311	SVFAX	1.32
Invesco US Small Cap Value	00142F170	MCVAX	1.07
Invesco US Small-Mid Cap Value	00143M109	MSMMX	1.52
Invesco Van Kampen V.I. Value (Series I)	00888X559		0.86	Invesco Van Kampen V.I. Comstock (Series I)	00888X773		0.62	0.62
Domestic Core Equity — A Share Class

			Prospectus				Prospectus	Pro Forma
			Total Expense				Total Expense	Total Expense
Target Fund	CUSIP	Symbol	Ratio(1)	Acquiring Fund	CUSIP	Symbol	Ratio(1)	Ratio(2)
Invesco Dividend Growth Securities	00142J859	DIVAX	0.95	Invesco Diversified Dividend Fund	001413541	LCEAX	1.13	0.96
Invesco Financial Services (Sector)	00142F709	IFSAX	1.70
Invesco Van Kampen Core Equity	00142J537	VCEAX	1.20
Invesco Select Equity	008879207	AGWFX	1.64	Invesco Structured Core	00141A818	SCAUX	1.00	1.00
Invesco Van Kampen Equity Premium Income	00142J412	VEPAX	1.18
Invesco V.I. Financial Services (Sector — Series I)	008892457		1.29	Invesco V.I. Dividend Growth (Series I)	00888X104		0.67	0.67
Invesco V.I. Select Dimensions Dividend Growth (Series I)	00888X849		0.72
Domestic Growth Equity — A Share Class

			Prospectus				Prospectus	Pro Forma
			Total Expense				Total Expense	Total Expense
Target Fund	CUSIP	Symbol	Ratio(1)	Acquiring Fund	CUSIP	Symbol	Ratio(1)	Ratio(2)
Invesco Large Cap Growth	001413749	LCGAX	1.56	Invesco Van Kampen American Franchise	00142J578	VAFAX	1.31	1.05
Invesco Van Kampen Capital Growth	00143M778	ACPAX	1.06
Invesco Van Kampen Enterprise	00143M646	ACENX	1.17
Invesco V.I. Dynamics (Series I)	008892473		1.31	Invesco V.I. Capital Development	008892853		1.11	1.12
Invesco V.I. Large Cap Growth (Series I)	008892564		1.02	Invesco Van Kampen V.I. Capital Growth (Series I)	00888X799		0.84	0.84
Sector Equity — A Share Class

			Prospectus				Prospectus	Pro Forma
			Total Expense				Total Expense	Total Expense
Target Fund	CUSIP	Symbol	Ratio(1)	Acquiring Fund	CUSIP	Symbol	Ratio(1)	Ratio(2)
Invesco Commodities Strategy	00141V622	COAAX	1.20	Invesco Balanced-Risk Commodity Strategy (proposed)	00888Y102	BRCAX	1.23	1.23
Invesco Health Sciences	00141V358	HCRAX	1.60	Invesco Global Health Care	00141T106	GGHCX	1.33	1.32
Invesco Multi-Sector	00141A701	IAMSX	1.32	Invesco Charter	001413103	CHTRX	1.31	1.30
Invesco Technology Sector	00142F261	IFOAX	1.95	Invesco Technology	00142F642	ITYAX	1.75	1.77
Invesco Van Kampen Technology	00143M489	VTFAX	1.95
Invesco Van Kampen Real Estate Securities	00888W668	ACREX	1.57	Invesco Real Estate	00142C565	IARAX	1.34	1.37
Invesco Van Kampen Utility	00143M448	VKUAX	1.32	Invesco Utilities	00142F535	IAUTX	1.55	1.33

International/Global/Regional Equity — A Share Class

			Prospectus				Prospectus	Pro Forma
			Total Expense				Total Expense	Total Expense
Target Fund	CUSIP	Symbol	Ratio(1)	Acquiring Fund	CUSIP	Symbol	Ratio(1)	Ratio(2)
Invesco Global	00141T346	ATKAX	2.26	Invesco Global Core Equity	00141L103	AWSAX	1.93	1.25
Invesco Global Dividend Growth Securities	00141V390	GLBAX	1.25
Invesco Van Kampen Global Equity Allocation	00142R109	MSGAX	1.70
Invesco Van Kampen Global Franchise	00142R505	VGFAX	1.26
Invesco Global Advantage	00141V440	GADAX	1.39	Invesco Global Growth	008882300	AGGAX	1.81	1.42
Invesco Japan	00141V887	AJFAX	2.26	Invesco Pacific Growth	00141V267	TGRAX	1.88	1.88
Invesco Van Kampen Emerging Markets	00141V218	MSRAX	2.00	Invesco Developing Markets	00141T577	GTDDX	1.73	1.74
Invesco Van Kampen International Advantage	00142R828	VKIAX	1.65	Invesco International Growth	008882102	AIIEX	1.53	1.42
Invesco Van Kampen International Growth	00142R778	VIFAX	1.40
Invesco Van Kampen V.I. International Growth Equity (Series I)	00888X625		1.11	Invesco V.I. International Growth (Series I)	008892507		1.06	1.06
Invesco V.I. Global Dividend Growth (Series I)	00888X302		0.94	Invesco Van Kampen V.I. Global Value Equity (Series I)	00888X716		1.15	0.94
Target Date/Target Risk — A Share Class

			Prospectus				Prospectus	Pro Forma
			Total Expense				Total Expense	Total Expense
Target Fund	CUSIP	Symbol	Ratio(1)	Acquiring Fund	CUSIP	Symbol	Ratio(1)	Ratio(2)
Invesco Balanced-Risk Retirment 2010	00888U605	INJAX	0.91	Invesco Balanced-Risk Retirement Now	00888U100	IANAX	0.88	0.88
Invesco Conservative Allocation	00141M481	ACNAX	1.09	Invesco Moderately Conservative Allocation	00141M317	CAAMX	1.03	1.03
Invesco Van Kampen Asset Allocation Conservative	00888W809	VACAX	1.02
Invesco Moderate Growth Allocation	00141M366	AAMGX	1.11	Invesco Growth Allocation	00141M549	AADAX	1.23	1.14
Invesco Van Kampen Asset Allocation Growth	00888W858	VKAAX	1.15
Invesco Van Kampen Asset Allocation Moderate	00888W817	VAMAX	1.09	Invesco Moderate Allocation	00141M432	AMKAX	1.08	1.08
Hybrid/Diversified — A Share Class

			Prospectus				Prospectus	Pro Forma
			Total Expense				Total Expense	Total Expense
Target Fund	CUSIP	Symbol	Ratio(1)	Acquiring Fund	CUSIP	Symbol	Ratio(1)	Ratio(2)
Invesco Balanced	00142J404	BGRAX	1.08	Invesco Van Kampen Equity and Income	00142J479	ACEIX	0.78	0.79
Invesco Basic Balanced	008879439	BBLAX	1.33
Invesco Van Kampen Harbor	00888W767	ACHBX	1.11	Invesco Convertible Securities	00888W403	CNSAX	1.27	1.10
Invesco V.I. Select Dimensions Balanced (Series I)	00888X864		0.82	Invesco Van Kampen V.I. Equity and Income (Series I)	00888X757		0.71	0.71
Invesco V.I. Basic Balanced (Series I)	008892861		0.92
Invesco V.I. Income Builder (Series I)	00888X708		1.02
Taxable Fixed Income — A Share Class

			Prospectus				Prospectus	Pro Forma
			Total Expense				Total Expense	Total Expense
Target Fund	CUSIP	Symbol	Ratio(1)	Acquiring Fund	CUSIP	Symbol	Ratio(1)	Ratio(2)
Invesco Core Bond	00142C730	TBRAX	0.83	Invesco Core Plus Bond	00141A529	ACPSX	0.90	0.75
Invesco Van Kampen Core Plus Fixed Income	001421809	VCPAX	0.75
Invesco Income	00142C870	AMIFX	1.11	Invesco Van Kampen Corporate Bond	001421858	ACCBX	0.89	0.92
Invesco LIBOR Alpha	00141V101	EASBX	0.88	Invesco Short Term Bond	00142C433	STBAX	0.68	0.58
Invesco Van Kampen Limited Duration	001421684	ACFMX	0.90
Invesco Van Kampen Government Securities	001421791	ACGVX	1.03	Invesco U.S. Government	00142C847	AGOVX	1.04	0.89
Invesco Van Kampen High Yield	001421742	ACHYX	0.89	Invesco High Yield	00142C706	AMHYX	0.99	0.89
Invesco Van Kampen V.I. Government (Series I)	00888X682		0.60	Invesco V.I. Government Securities (Series I)	008892309		0.73	0.60
Invesco Van Kampen V.I. High Yield (Series I)	00888X641		0.81	Invesco V.I. High Yield (Series I)	008892846		0.95	0.80

Tax-Free Fixed Income — A Share Class

			Prospectus				Prospectus	Pro Forma
			Total Expense				Total Expense	Total Expense
Target Fund	CUSIP	Symbol	Ratio(1)	Acquiring Fund	CUSIP	Symbol	Ratio(1)	Ratio(2)
Excluding Interest Expenses
Invesco Municipal	001419829	MSMHX	0.75	Invesco Van Kampen Intermediate Term Municipal Income	001419597	VKLMX	0.90	0.75
Invesco New York Tax-Free Income	00142J669	NYFAX	0.90	Invesco Van Kampen New York Tax Free Income	001419514	VNYAX	0.78	0.78
Invesco Tax-Exempt Securities	001419779	TAXAX	0.82	Invesco Van Kampen Municipal Income	001419555	VKMMX	0.89	0.83
Invesco Van Kampen Insured Tax Free Income	001419647	VKMTX	0.90
Invesco Van Kampen California Insured Tax Free	001419738	VKCIX	0.91	Invesco California Tax-Free Income	00142J800	CLFAX	0.84	0.85

(1)	Expense ratios reflected in this table are the total expense ratios included in each fund’s current prospectus excluding interest expense. Interest expenses, as with other investment related expenses vary over time. The Adviser believes comparing operating expenses better illustrates the impact of the proposed reorganization on these expenses. For funds with interest expenses the total expense ratios including interest expenses are as follows: Invesco Van Kampen Intermediate Term Municipal Income 0.93, pro forma 0.78; Invesco New York Tax-Free Income 0.97, Invesco Van Kampen New York Tax Free Income 0.84, pro forma 0.84; Invesco Tax-Exempt Securities 0.86, Invesco Van Kampen Insured Tax-Free Income 1.00, Invesco Van Kampen Municipal Income 1.00, pro forma 0.94; Invesco Van Kampen California Insured Tax Free 0.92, Invesco California Tax-Free Income 0.88, pro forma 0.89.

(2)	For each set of proposed reorganization transactions, the pro forma total expense ratios reflected in the table are estimates and assume that all proposed reorganizations into each acquiring fund are approved by shareholders. These estimates include the contractual expenses of the acquiring fund but exclude certain duplicative costs of operating each fund on a stand-alone basis. Actual pro forma total expense ratios may vary from these estimates. Invesco believes that fluctuations of 1—3 basis points may be expected in the ordinary course of operations. If fewer than all reorganizations in a set of proposed reorganizations are approved by target fund shareholders, the pro forma total expense ratios may differ and may be more than the pro forma total expense ratios reflected. The pro forma total expense ratio reflected may be equal to the rate at which Invesco has agreed to cap total expenses of the Acquiring Fund for a period of time following the close of each proposed reorganization. Without these caps, total expenses may be higher. Please refer to the joint proxy/registration statement to be filed for each reorganization for specific pro forma comparative data applicable to your fund.
We believe these changes will enhance our offering and better enable Invesco to deliver strong, consistent investment results to investors over the long term. We will continue to communicate with you as we work to ensure a smooth transition for those funds impacted by these changes. For more information, investors should contact their financial adviser or visit invesco.com/us.
National Wirehouse Division
800-998-4246
Regional Broker Division
800-826-5267
Independent Adviser Division
800-337-4246
Retirement Plan Division
800-370-1519
Institutional and Insurance Sales Division
800-410-4246
Client Services
800-959-4246
Closed-End Funds
800-341-2929

*	Where to Find Additional Information
In connection with the proposed realignment, the acquiring funds will file a Proxy Statement/ Prospectus with the Securities and Exchange Commission (the “Commission”). All shareholders are advised to read the Proxy Statement/Prospectus in its entirety when it becomes available, because it will contain important information regarding the target funds, the acquiring funds, the realignment, the target fund board’s considerations in recommending the realignment, the persons soliciting proxies in connection with the realignment and the interest of these persons in the transactions and related matters. The Proxy Statement/Prospectus is expected to be mailed to target fund shareholders once the Proxy Statement/Prospectus is declared effective by the Commission. Shareholders may obtain a free copy of the Proxy Statement/Prospectus when available and other documents filed by the acquiring funds with the Commission at the Commission’s web site at http://www.sec.gov. In addition, copies of the Proxy Statement/Prospectus, once available, may be obtained, free of charge, by directing a request via mail or phone to Invesco, 11 Greenway Plaza, Suite 2500, Houston, TX 77046, 800-959-4246. In addition to the Proxy Statement/Prospectus, each target fund and acquiring fund file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by a target fund or acquiring fund at the Commission’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target fund or acquiring fund are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.
Participants in the Solicitation
The acquiring funds, target funds and their respective trustees, officers and certain employees may be soliciting proxies from shareholders in favor of the realignment. Information concerning persons who may be considered participants in the solicitation of the target fund’s shareholders under the rules of the Commission will be set forth in the Proxy Statement/Prospectus to be filed for the acquiring funds in November 2010.
Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus containing this and other information, visit invesco.com/fundprospectus. Read the prospectus carefully before investing.
Consider the investment objectives, risks, charges and expenses carefully. Please read the prospectus carefully before investing. For this and more complete information about the fund(s), investors should ask their advisers for a prospectus/summary prospectus or should visit invesco.com/fundprospectus. The Invesco variable insurance funds are used solely as investment vehicles by insurance company separate accounts to fund variable annuity contracts and variable life insurance policies. Shares of variable insurance funds cannot be purchased directly. Expenses and fees are determined by the offering insurance company and will vary. Invesco Distributor, Inc does not offer any variable products.
All data provided by Invesco unless otherwise noted.
Invesco Distributors, Inc. 11/2010

Filing by AIM Variable Insurance Funds (Invesco Variable Insurance Funds) pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Companies:
AIM Counselor Series Trust (Invesco Counselor Series Trust)
(SEC File No. 811-09913)
AIM Equity Funds (Invesco Equity Funds)
(SEC File No. 811-01424)
AIM Funds Group (Invesco Funds Group)
(SEC File No. 811-01540)
AIM Growth Series (Invesco Growth Series)
(SEC File No. 811-02699)
AIM Investment Funds (Invesco Investment Funds)
(SEC File No. 811-05426)
AIM Investment Securities Funds (Invesco Investment Securities Funds)
(SEC File No. 811-05686)
AIM Sector Funds (Invesco Sector Funds)
(SEC File No. 811-03826)
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)
(SEC File No. 811-07890)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
(SEC File No. 811-07452)
Letter to accompany sticker in e-delivery USPS mailing to fund shareholders
[Invesco Distributor letterhead]
November 10, 2010
Dear Shareholder,
On June 1, Invesco completed its acquisition of Morgan Stanley’s retail asset management business, including Van Kampen Investments.
The combination of Invesco and Van Kampen/Morgan Stanley retail expanded the depth and breadth of investment capabilities we offer investors and significantly enhanced our U.S. market presence. The Invesco and Van Kampen/Morgan Stanley retail investment capabilities were highly complementary, which enabled us to provide a more balanced product offering to investors. As a result of the combination, Invesco gained investment talent for a number of investment strategies, including U.S. Value Equity, U.S. Small Cap Growth Equity, Tax-Free Municipals, Bank Loans and others. With this enhanced expertise and a comprehensive range of diverse investment capabilities, we believe Invesco is better positioned than ever to meet the needs of investors across the globe.
As we have communicated publicly, we are reviewing the full Invesco product line and making decisions that will sharpen our offering to investors. A key goal of this effort is to reduce overlap and enhance efficiency across the product line for the benefit of fund shareholders.

As the next step in the process of integrating the combined business, the Invesco Funds Board of Trustees has approved a realignment of our U.S. mutual fund product line, pending shareholder approval. When completed, the proposed realignment will:
•	Ensure a broad product lineup

•	Distinguish and emphasize Invesco’s most compelling investment processes and strategies

•	Reduce overlap in the product lineup to help lower costs

•	Build a solid foundation for further growth to meet client and shareholder needs
As an investment-led organization, Invesco is dedicated to achieving strong, long-term investment performance on behalf of our shareholders and ensuring that our actions are guided by our “clients first” culture. To achieve this, our approach for realigning the funds favors those funds whose investment teams will be managing the fund on a go-forward basis and which have in place the longest tenured track record that is most representative of the current team’s investment process.
An important consideration in our realignment efforts was to ensure that fund expenses on the resulting mutual fund product line remain competitive and that we seek ways to continue managing overall expenses for the benefit of shareholders. We are pleased to report that, through the realignment, most shareholders will experience a reduction in the total expense ratio for their funds and, in aggregate, shareholders will receive an estimated $77 million in benefits over the next two years through fee reductions, contractual expense limitations and certain one-time cost savings1. In those limited instances where management fee expenses are estimated to increase, Invesco will cap expenses on the acquiring fund at the lowest total expense ratio cap of any approved fund in each proposed transaction.
You will find additional information regarding the proposed changes by visiting invesco.com/us. We anticipate the realignment process will take from 6-9 months to complete as each of the proposed transactions must receive the required regulatory and fund shareholder approvals. Some important milestones in this process include:
•	Fund proxy statement filings (targeting November/December 2010)

•	Proxy statement mailing to fund shareholders (targeting January 2011)

•	Fund shareholder meetings (targeting second quarter 2011)

•	Realignment completed (targeting second quarter 2011)
We believe these changes will enhance our offering and better enable Invesco to deliver strong, consistent investment results to investors over the long term. We will continue to communicate with you as we work to ensure a smooth transition for those funds impacted by these changes. Should you have questions in the meantime, please call Invesco at 800-959-4246 or visit invesco.com/us. We value our relationship with you and remain dedicated to helping investors achieve their financial objectives.
Sincerely,
Phil Taylor
Senior Managing Director

Head of North American Retail
1   Where to Find Additional Information
In connection with the proposed realignment, the acquiring funds will file a Proxy Statement/ Prospectus with the Securities and Exchange Commission (the “Commission”). All shareholders are advised to read the Proxy Statement/Prospectus in its entirety when it becomes available, because it will contain important information regarding the target funds, the acquiring funds, the realignment, the target fund board’s considerations in recommending the realignment, the persons soliciting proxies in connection with the realignment and the interest of these persons in the transactions and related matters. The Proxy Statement/Prospectus is expected to be mailed to target fund shareholders once the Proxy Statement/Prospectus is declared effective by the Commission. Shareholders may obtain a free copy of the Proxy Statement/Prospectus when available and other documents filed by the acquiring funds with the Commission at the Commission’s web site at http://www.sec.gov. In addition, copies of the Proxy Statement/Prospectus, once available, may be obtained, free of charge, by directing a request via mail or phone to Invesco, 11 Greenway Plaza, Suite 2500, Houston, TX 77046, 800-959-4246. In addition to the Proxy Statement/Prospectus, each target fund and acquiring fund file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by a target fund or acquiring fund at the Commission’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target fund or acquiring fund are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.
Participants in the Solicitation
The acquiring funds, target funds and their respective trustees, officers and certain employees may be soliciting proxies from shareholders in favor of the realignment. Information concerning persons who may be considered participants in the solicitation of the target fund’s shareholders under the rules of the Commission will be set forth in the Proxy Statement/Prospectus to be filed for the acquiring funds in November 2010.
Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus containing this and other information, visit invesco.com/fundprospectus. Read the prospectus carefully before investing.
Before investing, investors should carefully read the prospectus and/or summary prospectus and carefully consider the investment objectives, risks, charges and expenses. For this and more complete information about the fund(s), investors should ask their advisers for a prospectus/summary prospectus or visit invesco.com/fundprospectus.
Invesco Distributors, Inc. 11/2010